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Easy, smart operations management and regulatory compliance for cannabis companies

ProCanna
Easy. Smart. Yours.
PROCANNA
Overview

procanna-usa.com Portland ME

Software Technology Main Street Crowdfunding B2B

LEAD INVESTOR

Eric Anderson

Dedicated to making the cannabis industry safer, the founders and leaders of Onside, Dede and Tony Perkins, launched their latest software offering ProCanna. Their mission: to assure that growers, manufacturers, and retailers have the tools and knowledge needed to comply with the complexity of state regulations and laws. Dede Perkins has over 8 years of experience writing state cannabis regulations. As a lawyer and senior partner at a large Law Firm in Portland, Maine, Tony has worked closely with technology companies with a specialization in contract law. Combining these talents and experience along with their software development team has produced a powerful SaaS based software application. Onside and its solutions are at the forefront of assuring that cannabis products are being delivered safely to the public sector. As a lead investor I am excited and confident that Onside will be a market leader in the cannabis industry.

Invested $1,000 this round & $120,000 previously

Highlights

1. Raised over $700,000 in friends and family round.
2. Operating in MA, ME, OH, PA, MI, IL. NJ, MD, AZ under development. ProCanna toolkit launching in all states.
3. Robust sales & marketing program launched July '21, customers and pipeline growing weekly.

Our Team

Dede Perkins CEO

A true entrepreneurial spirit and regulatory specialist, Dede has helped win and maintain cannabis licensure in MA, NY, MD, PA, OH, CA, AR, ND, and NV.

Dede saw the chaos and stress surrounding operations and compliance in the cannabis industry and thought there had to be a better way. A regulatory specialist, she is passionate about combining compliance with operational excellence; safe, standardized products; empowered employees; strong company culture and brands.

Tony Perkins Vice-president

Tony Perkins knows entrepreneurship and innovation. He has practiced law with Bernstein Shur for three decades and currently heads up the firms' cannabis practice group.

Tony Perkins knows entrepreneurship and innovation. He has practiced law with Bernstein Shur for three decades and currently heads up the firms' cannabis practice group.

Greg May Director of Business Development

Greg is a licensed attorney in Ohio, active in the cannabis industry since 2017. He cut his teeth on cannabis law and regulatory compliance as an application specialist and project manager for a large vertically integrated multi-state operator.

Doug Plunkett Director of Sales

Doug comes from PA where he lives with his wife, Nicole, three kids, Jameson, Everly, and Tatum and their German Shepherd, Dax. He brings 8 years of tech sales experience to the table and was introduced to the Cannabis space through insurance.

Brandon Bobart Chief Marketing Officer

Brandon has a broad background in cannabis and digital marketing. He's spent the better part of the last decade helping design successful marketing strategies for brands looking to position themselves uniquely in the marketplace.

Pitch



ProCanna
Easy. Smart. Yours.

The future of cannabis compliance.

https://procanna-usa.com/

Problem?

Cannabis is a young industry that is just getting its legs underneath it after decades of prohibition. Tough, ever-evolving state regulations present a multitude of challenges to running a compliant cannabis business.

Problem 1: Opening a cannabis business is tough. So many regulations.

Problem 2: Keeping a cannabis business compliant is tough. Regulations keep changing.

Problem 3: Developing a trusted brand is tough. Procedures change, staff turns over, training lags, and costly errors occur.



The Solution

Accessible, searchable regulations + foundational policies and procedures cut hours of work and money from the licensing process.

Real-time updates on cannabis regulatory and legislative changes ensure operators always know what's what.

Tools to update, share, and check procedures keep employees up-to-speed and moving forward.



The Opportunity

One of the fastest growing industries in the U.S.

Total Addressable U.S Cannabis Market in 2024:
$31 Billion

Serviceable Addressable U.S. Cannabis Market in 2024:
$2 - 5 Billion



Business Model



Current

1. Cannabis Cultivators, Processors, Retailers:
SaaS monthly subscription based on facility type, state, and number of users

Current

2. Cannabis Operators' Trusted Advisors:
Referral agreement to encourage trusted advisors to bring clients to ProCanna

Planned

3. Integration or Complementary Sales:
APIs to provide a cross-marketing revenue stream and added functionality for end-users

Competitive Matrix



COMPLIANCE BASED

ISOLOCITY

Fyllo

ProCanna
Easy. Smart. Yours.

Accela

implifya

VERTICAL AGNOSTIC

CANNABIS FOCUSED

BIOTRACK

MJ FREEWAY

ENTRINSIA

SEED-TO-SALE

Our Team

Dede Perkins
Co-founder, CEO

Tony Perkins
JD, Co-founder

Greg May
JD, Business Development, Advisory Board

Brandon Bobart
Marketing

Doug Plunkett
Sales

Jeff Daniels
Founder/CEO
Temple Logic

Richard Clark
Advisory Board

Jaimie Schwartz
JD, Advisory Board

Carly Perkins
JD, Advisory Board

Our team is committed to hiring a diverse workforce.

Our largest department currently identifies as 70% female, 20% male, and 10% non-binary.

We are committed to helping right the wrongs committed by the War on Drugs. ProCanna is currently available AT NO COST to social equity applicants, and at a significant discount to social equity operators.

Investment History

ProCanna To-Date

Founders invested $180,000.00 to cover the Planning Phase and build ProCanna, V1

Company was approved for the Maine Seed Tax Capital credit for Maine-based investors.

Friends and family invested $600,000 to establish proof of concept, hire initial staff, drive the sales and marketing plan, and introduce ProCanna into the market.

Wefunder raise will drive expansion of the United States market and position company for priced investment round in 2022.

Financial Projections

	2021	2022	2023	2024	2025
Revenue	$0	$123,436	$2,564,241	$10,972,464	$27,072,322
Expenses	$151,835	$578,011	$3,612,298	$6,962,707	$12,098,384
Net Income	-$151,835	-$454,575	-$1,048,057	$4,009,757	$14,973,938

Forward-looking projections cannot be guaranteed.

Exit Strategy

ProCanna
Easy. Smart. Yours.

A sale or merger in four to six years. Prospects include established seed-to-sale technology providers, private equity funds, or strategic buyers looking to enter and capitalize on the growing cannabis market.

This projection is based on industry data, forward-looking projections cannot be guaranteed.

Press Hits






Come join the ProCanna team, working for operational excellence in the cannabis industry.

Thank You



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